JMG Exploration, Inc.

Suite 2600, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

(403) 537-3250
(403) 294-1197 (fax)

July 29, 2005

Securities and Exchange Commission

Judiciary Plaza

100 F Street N. E.

Washington, D.C. 20549

Attn: Song Brandon

RE:

JMG Exploration, Inc.

File Number 333-120082

Dear Ms. Brandon:

On behalf of JMG Exploration, Inc., we herewith request acceleration of the effective date of the offering to August 2, 2005 at 4:00 PM Eastern time or as soon as practicable thereafter.

We acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JMG Exploration, Inc.
By:	/s/ H. S. (Scobey) Hartley
H. S. (Scobey) Hartley
Chief Executive Officer

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